

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 6, 2016

<u>Via E-mail</u>
Mr. Lester Pei
Chief Executive Officer
Future World Group, Inc.
301 South Brea Canyon Road
Walnut, CA 91789

> **Re: Future World Group, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2016**
> **Filed August 25, 2016**
> **File No. 333-197968**

Dear Mr. Pei:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ W. John Cash
>
> W. John Cash
> Accounting Branch Chief
> Office of Manufacturing and Construction

cc: John B. Lowy, Esq. (via E-mail)